UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Luby's, Inc.

(Exact name of registrant as specified in its charter)

Delaware	74-1335253
(State of incorporation or organization)	(IRS Employer Identification Number)

13111 Northwest Freeway, Suite 600 Houston, Texas 77040
(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of Exchange on which each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  [  ]

Securities to be registered pursuant to Section 12(g) of the Act:  None

Effective as of October 29, 2007, the Registrant amended the Rights Agreement dated as of April 16, 1991, as amended effective as of December 19, 1991, as amended effective as of February 7, 1995, as amended effective as of May 29, 1995, as amended effective as of March 8, 2001, as amended effective as of February 26, 2004, and as amended effective as of March 20, 2007, between Luby's, Inc. (formerly known as Luby's Cafeterias, Inc.) and American Stock Transfer & Trust Company, as Rights Agent.  The Registrant hereby amends Item 1 of the Registrant's Form 8-A dated April 16, 1991 to read in its entirety as follows:

Item 1.  Description of Registrant's Securities to be Registered.

On April 16, 1991, the Board of Directors of Luby's, Inc. (the "Company") declared a dividend of one common stock purchase right (a "Right") for each outstanding share of common stock, par value $.32 per share (the "Common Stock"), of the Company payable to holders of record as of the close of business on April 29, 1991 (the "Record Date").  On October 29, 2007, the Board of Directors of Luby's, Inc. (the "Company") authorized Management to amend the Rights Agreement (as defined below) to increase the number of shares of Common Stock that Exempt Persons (as defined below) are permitted to own.  Effective October 29, 2007, Management executed an amendment to the Rights Agreement.  The description and terms of the Rights are set forth in the Rights Agreement dated as of April 16, 1991, as amended effective as of December 19, 1991, as amended effective as of February 7, 1995, as amended effective as of May 29, 1995, as amended effective as of March 8, 2001, as amended effective as of February 26, 2004, as amended effective as of March 20, 2007, and as amended effective as of October 29, 2007 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent.  A copy of the original Rights Agreement dated as of April 16, 1991 is attached as an exhibit to the Company's Form 8-A filed with the Securities and Exchange Commission on April 16, 1991 and incorporated herein by reference.  A copy of Amendment No. 7 to the Rights Agreement is attached as an exhibit hereto and incorporated herein by reference.  The description herein of the Rights Agreement is qualified in its entirety by reference to these exhibits.

Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights.  After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock.  The "Distribution Date" means the earlier of (i) the 10th day after the date of the first public announcement (including the filing of a report on Schedule 13D under the Securities Exchange Act of 1934, as amended, (or any comparable or successor report)) that a person has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") or (ii) the 10th business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of commencement by any person of, or after the date of the first public announcement of the intention of any person to commence, a tender or exchange offer the consummation of which could result in any person becoming an Acquiring Person. An Acquiring Person shall not include the Company; any of its subsidiaries; any employee benefit plan of the Company or any of its subsidiaries; any person organized, appointed or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan; or any Exempt Person (as defined below).

"Exempt Person" means Harris J. Pappas and Christopher J. Pappas, unless such persons, taken together with their affiliates and associates, become the beneficial owner of any shares of Common Stock other than those shares beneficially owned on June 16, 2006 and additional shares which permit such persons to own beneficially no more than 33% of the Company, in each case subject to appropriate adjustment for stock splits, reverse stock splits or Common Stock dividends.

Notwithstanding the foregoing, no person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to 15% or more of the shares of Common Stock of the Company then outstanding unless such person thereafter becomes the beneficial owner of any additional shares of Common Stock of the Company, in which case such person shall be deemed to be an Acquiring Person.  An Acquiring Person shall not include any person that the Board of Directors of the Company determines in good faith that has inadvertently become an Acquiring Person if such person promptly divests a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person.

Prior to the Distribution Date, the Rights will not be exercisable.  After the Distribution Date, each Right will be exercisable to purchase, for $27.50 (the "Purchase Price"), one-half of one share of Common Stock.

If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of four times the Purchase Price.

If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or (2) the Company and/or one of more of its subsidiaries sells or otherwise transfers assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of four times the Purchase Price.

At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), the Board of Directors of the Company may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one-half of one share of Common Stock per Right.

The Board of Directors may, at any time prior to the time any person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $.01 per Right, which price shall be adjusted to reflect any stock split, stock dividend or similar transaction occurring after March 20, 2007.  Any such redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

The Rights will expire on the close of business on April 16, 2010, unless earlier exchanged or redeemed.

Prior to the time that any person becomes an Acquiring Person, the Rights Agreement may be amended in any respect.  From and after the time that any person becomes an Acquiring Person, the Rights Agreement may not be amended in any manner, which would adversely affect the interests of the holders of Rights.  In addition, as long as Harris J. Pappas and Christopher J. Pappas are Exempt Persons, the definitions of "Exempt Person" and "Acquiring Person" shall not be amended in any manner, which would adversely affect the application of such terms to Harris J. Pappas or Christopher J. Pappas without their prior consent.

Rights holders have no rights as shareholders of the Company, including the right to vote and to receive dividends.

The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

As of October 30, 2007, there were 28,404,497 shares of Common Stock outstanding and zero treasury shares.  Each outstanding share of Common Stock on the Record Date will receive one Right.  Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached.  Approximately 16,519,296 shares of Common Stock have been reserved for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects.  The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors, as the Rights may be redeemed by the Company as described above.

While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

Item 2.  Exhibits

Exhibit 1	Amendment No. 7 dated as of October 29, 2007 to Rights Agreement dated April 16, 1991, as amended, between Luby's, Inc. and American Stock Transfer & Trust Company, as Rights Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LUBY'S, INC.
(Registrant)

Date:	October 30, 2007	By:	/s/Christopher J. Pappas
		Name:	Christopher J. Pappas
		Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Exhibit Description
1	Amendment No. 7 dated as of October 29, 2007 to Rights Agreement dated April 16, 1991, as amended, between Luby's, Inc. and American Stock Transfer & Trust Company, as Rights Agent